Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-229674)
The following excerpts relating to the pending acquisition of Bridgeview Bancorp, Inc. (“Bridgeview”) by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on April 24, 2019 in connection with First Midwest’s announcement of its financial results for the quarter ended March 31, 2019.
Michael L. Scudder - First Midwest Bancorp, Inc. - Chairman of the Board & CEO
In addition, we have made or are making several investments that better position us even as we move forward. Our acquisition of Bridgeview Bank will close, and systems will convert in mid-May. That will add about $1 billion in deposits and $800 million in loans, 13 banking offices and most importantly, a very talented team to our overall metro Chicago market. A special thanks to both teams as they worked hard to put us in this great position to move forward, as I said, in mid-May, and close.
. . .
Finally, our balance sheet and capital remains very strong. Our Tier 1 common to risk-weighted assets has grown 32 basis points to over 10.5% and reflects, as I said before, the benefit of the sale-leaseback accounting, which will allow us to effectively absorb Bridgeview when it closes in May. Combined with strong earnings, we have the flexibility to continue to grow, operate within our dividend guidelines as well as appropriate - as it’s appropriate, execute on our recently announced repurchase program.
. . .
Mark G. Sander - First Midwest Bancorp, Inc. - President & COO
Thanks, Mike, and good morning, everyone. Before I start, I want to note that with our acquisition expected to close on May 9, we’ve incorporated Bridgeview into all of our guidance. . . .
I want to note and add to Mike’s comments that we’re very excited to officially welcome our new Bridgeview team members to the First Midwest family here in a few weeks. Across the board, these client-facing teams have impressed us in terms of their talent level and their very positive approach, and together, we think we can help them expand further.
. . .

Patrick S. Barrett - First Midwest Bancorp, Inc. - Executive Vice President & CFO
One item of our outlook that likely will change as a result of our revised rate forecast is net interest margin, which may contract over the remainder of the year as a result of the Bridgeview acquisition, lower rate expectations and actions we may take to react to the revised rate forecast and reduce our positive exposure to rising rates. These actions could include adding incremental fixed-rate earning assets, off-balance sheet instruments or a combination of both.
. . .
Mark G. Sander - First Midwest Bancorp, Inc. - President & COO
In addition, a weak year-end stock market negatively impacted wealth revenues, while swap income was softer, consistent with CRE production in Q1. We believe all three of these dynamics will look different for the remainder of the year, allowing the strengths in several areas that we’ve previously highlighted to drive favorable comparisons going forward. Specifically, we see deposit service charges increasing modestly for the full year as continuing solid treasury management results and the addition of Bridgeview more than offset lower overdraft fees. Wealth management comparisons going forward should be even better than the 6% increase we posted in Q1 as quarter-end market valuations recover and, along with continuing strong sales results and a full year contribution from our Northern Oak acquisition, should drive revenues higher.
. . .
Patrick S. Barrett - First Midwest Bancorp, Inc. - Executive Vice President & CFO
Our outlook for 2019 legacy expenses is unchanged, namely a fourth quarter 2018 run rate of $98 million plus 3% inflation, while our outlook for the impact of Bridgeview is also unchanged at $16 million, with $4 million of additional expense expected in Q2 and $6 million in each of quarters 3 and 4.
. . .
Turning to Slide 10. Here’s a recap on the details of our recently announced acquisition of Bridgeview expected to close on May 9, which has been incorporated into our outlook. As a reminder, the transaction is expected to add around $0.11 to earnings by 2020. The economics of the transaction remain favorable with a relatively quick tangible book value earn-back of approximately three years.
. . .
Michael L. Scudder - First Midwest Bancorp, Inc. - Chairman of the Board & CEO
Bridgeview and Northern States will further set us apart as the market leader in metro Chicago. And as we said on a couple of occasions, we’re very excited to welcome our newest colleagues here to First Midwest. . . .

Patrick S. Barrett - First Midwest Bancorp, Inc. - Executive Vice President & CFO
Right. Well, I think we’re kind of at a level that we’re very comfortable with right now. The benefits of the sale-leaseback accounting will essentially fund the capital that’s used for our acquisitions that are either Northern Oak, which is already behind us, or Bridgeview that’s coming in the second quarter. So really, the share repurchase is just to give us the added flexibility and additional tool to help manage any excess capital accretion that occurs going forward.
. . .
Sure, Nate. I think core will also likely contract. One, there are a couple of moving pieces in that. One, we had not incorporated the impact of Bridgeview into our original guidance. Bridgeview will, because of the difference in their mix and yields of their portfolio, will bring our margin down by kind of mid- to high-single digits over the course of the first two quarters, partly in Q2 and then more in Q3. . . .
Terrence J. McEvoy - Stephens Inc.
I guess just a question on Bridgeview. I know there were some closing conditions, I believe, on the national mortgage platform that needed to happen before the deal closed. Could you just give us an update on those closing conditions and whether you feel good with that May - I think it was a May 9 closing date?
Michael L. Scudder - First Midwest Bancorp, Inc. - Chairman of the Board & CEO
Yes. This is Mike. I’ll just cut to the chase. All the closing conditions relative to consummating the transaction are behind us, and all of those were resolved just as we hoped they would be. So there’s no lingering impact from the sale of their mortgage operation or any of the other conditions that were out there.
. . .
The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.
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Forward-Looking Statements
This document, as well as any oral statements made by or on behalf of First Midwest, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “outlook,” “predict,” “project,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements speak only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Bridgeview might not be realized within the expected timeframes or might be less than projected, the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Bridgeview’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Bridgeview operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10‑K for the year ended December 31, 2018, and in First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties are not exhaustive, and other sections of such reports describe additional factors that could adversely impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Bridgeview.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bridgeview, First Midwest has filed a registration statement on Form S-4 (file no. 333-229674) with the SEC. The registration statement includes a proxy statement of Bridgeview, which also constitutes a prospectus of First Midwest, that has been sent to Bridgeview stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, Bridgeview and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: Chief Financial Officer, 4753 North Broadway, Chicago, Illinois 60640 or by calling (708) 594-7400.

Participants in this Transaction
First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed Bridgeview transaction. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 4, 2019 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 1, 2019. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.